Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Mining Receives Delisting Notice from NYSE American

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, September 14, 2022 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), reports that it has a received a letter from the New York Stock Exchange (the “NYSE”) notifying the Company that as a result of the filing of a notice of intention to make a proposal under the Bankrupcy and Insolvency Act (Canada) (the “BIA”) and in accordance with the NYSE American Company Guide, NYSE Regulation has determined that the Company’s common shares (the “Shares”) will be delisted from the NYSE American LLC (“NYSE American”). The NYSE also notified the Company that trading of the Shares has been halted as of September 13, 2022.

The Company has elected not to appeal NYSE Regulation’s determination. A Form 25 will be filed with the Securities and Exchange Commission, which will remove the Shares from listing and registration on the NYSE. The Company expects that its Shares will be eligible to be quoted on the OTC Pink operated by the OTC Markets Group Inc. (the “OTC Pink”) if one or more brokers choose to make a market for the Shares. To the extent the Shares are quoted on the OTC Pink, the Company expects such market may provide significantly less liquidity than the NYSE American, and trading prices of the Shares may decline. However, there can be no assurances regarding any such initial quotation, the existence of a market or trading prices. Due to the risks and uncertainties resulting from the BIA proceedings, trading in the Company’s Shares during the pendency of the BIA proceedings poses substantial risks.

ABOUT GREAT PANTHER

Great Panther Mining is a precious metals producer focused on the operation of the Tucano Gold Mine in Brazil where the Company controls a land package covering nearly 200,000 hectares in the prospective Vila Nova Greenstone belt.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements include but are not limited to the Company’s intention to make a proposal under the BIA, whether a broker will make a market in the Company’s Shares on the OTC Pink, the liquidity of the Shares, and the trading price of the Shares on the OTC Pink.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant procedural, operational, business, economic and regulatory risks and uncertainties, including risks related to the restructuring process and its impact on the Company’s operations and financial conditions, uncertainty regarding the ability to obtain protection against all collection and enforcement actions during the judicial reorganization proceedings, uncertainty regarding the Company’s ability to identify and pursue strategic alternatives that will maximize stakeholder value, and the risks described in respect of Great Panther in its most recent annual information form and management's discussion and analysis filed with the Canadian Securities Administrators and available at www.sedar.com and its most recent annual report on Form 40-F and management's discussion and analysis on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2